82-1961

02015306

MARKS & SPENCER

Michael House
Baker Street
London W1U 8EP

Tel: 020 7935 4422
www.marksandspencer.com

Mr D H Wollmuth
Wollmuth Maher & Deutsch LLP
500 Fifth Avenue
New York
New York 10110

SUPPL

RECEIVED
FEB 19 2002
SEC MAIL PROCESSING
WASH. D.C. 354 SECTION

Date 23 January 2002

Dear Mr Wollmuth

STOCK EXCHANGE ANNOUNCEMENT

I enclose a copy of an announcement which was released to the Stock Exchange today. I would be grateful if you could ensure this is filed with the Securities and Exchange Commission. I also enclose a duplicate set which should be date stamped by the SEC and retained by your office to confirm filing.

In addition I enclose a copy of the Announcement for your information.

Yours sincerely

P A Farrell

PROCESSED
MAR 05 2002
THOMSON
FINANCIAL

PATRICIA FARRELL
COMPANY SECRETARIAT
Room B130
020 7268 3377
Fax: : 020 7268 2440
Pat.Farrell@mark-and-spencer.com

dw 2/26

Marks and Spencer p.l.c.
Registered Office:
Michael House
Baker Street
London W1U 8EP
Registered No. 214436
(England and Wales)

MARKS & SPENCER

Michael House
Baker Street
London W1U 8EP

Tel: 020 7935 4422
www.marksandspencer.com

The Office of Corporate Finance
Securities and Exchange Commission
Judiciary Plaza
450 5th Street North West
Washington DC 20549
USA

Our ref: File No. 82-1961
Your ref:

SEC MAIL PROCESSING
RECEIVED
FEB 19 2002
354
WASH. D.C. SECTION

Date 23 January 2002

Dear Sirs

12g3-2(b) Exemption : Marks and Spencer p.l.c. : United Kingdom : 18 December 1987

The enclosed information is being supplied as follow up for our existing exemption.

Yours faithfully

P A Jarrey

pp Graham Oakley
Company Secretary

MARKS & SPENCER

press release

Issued: 23 January 2002

MARKS AND SPENCER p.l.c
PROPOSED RETURN OF £2 BILLION TO SHAREHOLDERS

On 29 March 2001, the Board of Marks and Spencer p.l.c. announced the conclusion of a wide-ranging and detailed strategic review of the business, including the intention to return approximately £2 billion to shareholders by the end of March 2002.

Today Marks and Spencer p.l.c. announces the details of the return to shareholders which will be achieved via a Court approved scheme of arrangement and subsequent reduction of capital, through the introduction of a holding company, Marks and Spencer Group p.l.c.. This pro rata return of capital will help improve the potential returns on investment for our shareholders.

Key Points

- This return represents the equivalent of 70 pence per existing ordinary share.
- For every 21 existing ordinary shares held at 5.00pm on 18 March 2002 shareholders will receive 17 new ordinary shares and 21 B shares.
- Shareholders can have their B shares redeemed for 70 pence each in cash on 25 March 2002. Alternatively they can retain their B shares on which they will be entitled to a dividend of 75 per cent. of 6 months LIBOR until such shares are redeemed. The next opportunity for shareholders to have their B shares redeemed for 70 pence each in cash is September 2002 and then every six months thereafter.
- The return is conditional upon the approval of the shareholders of Marks and Spencer p.l.c. and the High Court.

Commenting on the announcement Luc Vandevelde, Chairman and Chief Executive, said
"Today we are announcing the details of the return of £2 billion to shareholders. It is a key element of the restructuring that we announced last year. This will enable us to improve the potential for a faster rate of earnings growth and create a more efficient balance sheet structure.

Our objective was to treat all shareholders in the same way. The proposals achieve this and give them a choice as to when to receive cash."

Shareholders will be sent a circular by 4 February 2002 setting out in full the proposals. The return is dependent on shareholder approval at a Court Meeting and an Extraordinary General Meeting both of which will be held on 28 February 2002.

The Company has established a helpline to answer shareholder questions on the freephone telephone number 0800 035 2780 (+44 20 7864 9090 if calling from outside the UK) from 8.30am to 6.30pm, Monday to Friday. For legal reasons the helpline will not be able to provide advice on the merits of the proposals or to provide financial or taxation advice.

Further details of the return to shareholders and key dates in the proposed timetable are attached.

For further information please contact:

Investor Relations:	020 7268 4195 or 6594
Corporate Press Office:	020 7268 8642
Duncan Hunter, Cazenove & Co. Ltd:	020 7588 2828
Shareholder helpline:	0800 035 2780 (Freephone)

Marks and Spencer p.l.c.
Registered Office:
Michael House
Baker Street
London W1U 8EP
Registered No. 214436
(England and Wales)

DETAILS OF THE PROPOSED RETURN OF £2 BILLION TO SHAREHOLDERS

The return of approximately £2 billion will be achieved through the introduction of a new holding company for the group, Marks and Spencer Group p.l.c., via a Court approved scheme of arrangement and a subsequent reduction of capital. Under the proposals, shareholders on the register at the scheme record time, expected to be 5.00pm on 18 March 2002, will exchange their existing ordinary shares for new ordinary shares and B shares in Marks and Spencer Group p.l.c. on the following basis:

For every 21 existing ordinary shares held, shareholders will receive 17 new ordinary shares and 21 B shares.

This ratio has been set by reference to the middle market closing price of 366.5 pence per existing ordinary share on 22 January 2002. On the basis of approximately 2.8 billion ordinary shares in issue on 22 January 2002, the number of new ordinary shares expected to be in issue will be approximately 2.3 billion.

Shareholders have two choices in respect of their B shares:

i. an immediate 70 pence redemption on 25 March 2002;
ii. retention of their B shares with deferred 70 pence redemption.

Shareholders choosing the deferred 70 pence redemption will receive a continuing, non-cumulative, semi-annual dividend at the annualised rate of 75 per cent of 6 months' LIBOR*, payable on the nominal amount of 70 pence per B share. B shareholders will have the right to have their B shares redeemed on a semi-annual basis in March and September.

The return of capital is conditional on obtaining the approval of Marks and Spencer p.l.c. shareholders at a Court Meeting and an EGM (to be convened at 10.00am and 10.15am respectively on 28 February 2002) and the subsequent approval of the High Court. Both meetings are to be held at the Paragon Hotel, 47 Lillie Road, London, SW6 1UD.

Marks and Spencer Group p.l.c. is undertaking a reduction of capital to create further distributable reserves. This will allow the capital to be returned to shareholders without using any of Marks and Spencer's existing distributable reserves.

A circular setting out in full these proposals will be posted to shareholders by 4 February 2002.

*LIBOR is the London Interbank Offered Rate being the rate of interest at which lending banks in the London market offer to lend sterling to one another.

EXPECTED TIMETABLE OF PRINCIPAL EVENTS

Circular sent to shareholders	By 4 February 2002
Last date for receipt of forms of proxy	26 February 2002
Court Meeting and Extraordinary General Meeting	28 February 2002
Last day for dealings in existing ordinary shares	18 March 2002
Scheme record time	5.00p.m. on 18 March 2002
New ordinary shares and B shares issued, expected to be listed on the London Stock Exchange and dealings expected to commence	8.00a.m. on 19 March 2002
Crediting of new ordinary shares and B shares to CREST accounts	19 March 2002
Court hearing of the petition to confirm the Marks and Spencer Group p.l.c. reduction of capital	20 March 2002
Last time for receipt of USE messages from CREST participants	4.30p.m. on 22 March 2002
Latest time for receipt/revocation of forms of election	6.00 p.m. on 22 March 2002
Despatch of cheques and proceeds credited to CREST accounts in respect of the immediate 70 pence redemption	By 28 March 2002
New ordinary share certificates despatched	By 28 March 2002
B share certificates despatched (as appropriate)	By 3 April 2002

Any changes to this timetable will be the subject of a further announcement. Key dates relevant to holders of American Depositary Shares may differ to those above and will be set forth in the circular.

Copies of the Listing Particulars relating to Marks and Spencer Group p.l.c. once approved by the UK Listing Authority (expected date 29 January 2002) will be available, free of charge, by contacting the shareholder helpline (0800 035 2780) or alternatively by downloading them from www.marksandspencer.com.

Marks and Spencer p.l.c.
Registered Office:
Michael House
Baker Street
London W1U 8EP
Registered No. 214436
(England and Wales)

MARKS & SPENCER

press release

Issued: 23 January 2002

MARKS AND SPENCER p.l.c
PROPOSED RETURN OF £2 BILLION TO SHAREHOLDERS

On 29 March 2001, the Board of Marks and Spencer p.l.c. announced the conclusions of a wide ranging and detailed strategic review of the business, including the intention to return approximately £2 billion to shareholders by the end of March 2002.

Today Marks and Spencer p.l.c. announces the details of the return to shareholders which will be achieved via a Court approved scheme of arrangement and subsequent reduction of capital, through the introduction of a holding company, Marks and Spencer Group p.l.c.. This pro rata return of capital will help improve the potential returns on investment for our shareholders.

Key Points

- This return represents the equivalent of 70 pence per existing ordinary share.
- For every 21 existing ordinary shares held at 5.00pm on 18 March 2002 shareholders will receive 17 new ordinary shares and 21 B shares.
- Shareholders can have their B shares redeemed for 70 pence each in cash on 25 March 2002. Alternatively they can retain their B shares on which they will be entitled to a dividend of 75 per cent. of 6 months LIBOR until such shares are redeemed. The next opportunity for shareholders to have their B shares redeemed for 70 pence each in cash is September 2002 and then every six months thereafter.
- The return is conditional upon the approval of the shareholders of Marks and Spencer p.l.c. and the High Court.

Commenting on the announcement Luc Vandevelde, Chairman and Chief Executive, said
"Today we are announcing the details of the return of £2 billion to shareholders. It is a key element of the restructuring that we announced last year. This will enable us to improve the potential for a faster rate of earnings growth and create a more efficient balance sheet structure.

Our objective was to treat all shareholders in the same way. The proposals achieve this and give them a choice as to when to receive cash."

Shareholders will be sent a circular by 4 February 2002 setting out in full the proposals. The return is dependent on shareholder approval at a Court Meeting and an Extraordinary General Meeting both of which will be held on 28 February 2002.

The Company has established a helpline to answer shareholder questions on the freephone telephone number 0800 035 2780 (+44 20 7864 9090 if calling from outside the UK) from 8.30am to 6.30pm, Monday to Friday. For legal reasons the helpline will not be able to provide advice on the merits of the proposals or to provide financial or taxation advice.

Further details of the return to shareholders and key dates in the proposed timetable are attached.

For further information please contact:

Investor Relations:	020 7268 4195 or 6594
Corporate Press Office:	020 7268 8642
Duncan Hunter, Cazenove & Co. Ltd:	020 7588 2828
Shareholder helpline:	0800 035 2780 (Freephone)

Marks and Spencer p.l.c.
Registered Office:
Michael House
Baker Street
London W1U 8EP
Registered No. 214436
(England and Wales)

DETAILS OF THE PROPOSED RETURN OF £2 BILLION TO SHAREHOLDERS

The return of approximately £2 billion will be achieved through the introduction of a new holding company for the group, Marks and Spencer Group p.l.c., via a Court approved scheme of arrangement and a subsequent reduction of capital. Under the proposals, shareholders on the register at the scheme record time, expected to be 5.00pm on 18 March 2002, will exchange their existing ordinary shares for new ordinary shares and B shares in Marks and Spencer Group p.l.c. on the following basis:

For every 21 existing ordinary shares held, shareholders will receive 17 new ordinary shares and 21 B shares.

This ratio has been set by reference to the middle market closing price of 366.5 pence per existing ordinary share on 22 January 2002. On the basis of approximately 2.8 billion ordinary shares in issue on 22 January 2002, the number of new ordinary shares expected to be in issue will be approximately 2.3 billion.

Shareholders have two choices in respect of their B shares:

i. an immediate 70 pence redemption on 25 March 2002;
ii. retention of their B shares with deferred 70 pence redemption.

Shareholders choosing the deferred 70 pence redemption will receive a continuing, non-cumulative, semi-annual dividend at the annualised rate of 75 per cent of 6 months' LIBOR*, payable on the nominal amount of 70 pence per B share. B shareholders will have the right to have their B shares redeemed on a semi-annual basis in March and September.

The return of capital is conditional on obtaining the approval of Marks and Spencer p.l.c. shareholders at a Court Meeting and an EGM (to be convened at 10.00am and 10.15am respectively on 28 February 2002) and the subsequent approval of the High Court. Both meetings are to be held at the Paragon Hotel, 47 Lillie Road, London, SW6 1UD.

Marks and Spencer Group p.l.c. is undertaking a reduction of capital to create further distributable reserves. This will allow the capital to be returned to shareholders without using any of Marks and Spencer's existing distributable reserves.

A circular setting out in full these proposals will be posted to shareholders by 4 February 2002.

*LIBOR is the London Interbank Offered Rate being the rate of interest at which lending banks in the London market offer to lend sterling to one another.

EXPECTED TIMETABLE OF PRINCIPAL EVENTS

Circular sent to shareholders	By 4 February 2002
Last date for receipt of forms of proxy	26 February 2002
Court Meeting and Extraordinary General Meeting	28 February 2002
Last day for dealings in existing ordinary shares	18 March 2002
Scheme record time	5.00p.m. on 18 March 2002
New ordinary shares and B shares issued, expected to be listed on the London Stock Exchange and dealings expected to commence	8.00a.m. on 19 March 2002
Crediting of new ordinary shares and B shares to CREST accounts	19 March 2002
Court hearing of the petition to confirm the Marks and Spencer Group p.l.c. reduction of capital	20 March 2002
Last time for receipt of USE messages from CREST participants	4.30p.m. on 22 March 2002
Latest time for receipt/revocation of forms of election	6.00 p.m. on 22 March 2002
Despatch of cheques and proceeds credited to CREST accounts in respect of the immediate 70 pence redemption	By 28 March 2002
New ordinary share certificates despatched	By 28 March 2002
B share certificates despatched (as appropriate)	By 3 April 2002

Any changes to this timetable will be the subject of a further announcement. Key dates relevant to holders of American Depositary Shares may differ to those above and will be set forth in the circular.

Copies of the Listing Particulars relating to Marks and Spencer Group p.l.c. once approved by the UK Listing Authority (expected date 29 January 2002) will be available, free of charge, by contacting the shareholder helpline (0800 035 2780) or alternatively by downloading them from www.marksandspencer.com.